## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL REPORTS
## FORM X-17A-5
## PART III

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
| --- |
| 8-70228 |

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**
                    MM/DD/YY                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **IUR SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**312A Broad Avenue**

(No. and Street)

| **Stanton** | **IA** | **51573** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Ivana Shumberg** | **713-582-4897** | **ishumberg@pattentraining.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Phillip V. George, PLLC**

(Name – if individual, state last, first, and middle name)

| **5179 CR 1026** | **Celeste** | **TX** | **75423** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **2/24/2009** | **3366** |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

### FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, <u>Gareth Ryan</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>IUR Securities LLC</u>, as of <u>12/31</u>, <u>2 022</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SWORN AND SUBSCRIBED BEFORE ME THIS 10TH MARCH 2023.

Patrick John O'SHEA
Notary Public of London, England

Notary Public

MY COMMISSION EXPIRES WITH LIFE

Signature:

Title: CEO




DE PINNA LLP
SOUTHWEST HOUSE
11a REGENT STREET ST JAMES'S
LONDON
SW1Y 4LR
SCRIVENER NOTARIES

This filing** contains (check all applicable boxes):
- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# IUR Securities LLC

Financial Statements
and Supplemental Information
For the Year Ended December 31, 2022

# IUR Securities LLC

## Contents

Report of Independent Registered Public Accounting Firm 1

**Financial Statements**

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Schedule I – Supplemental Information Pursuant to Rule 17a-5 10

Schedule II – Computation for Determination of Reserve Requirements
and Information for Possession or Control Requirements Under Rule 15c3-3 11

**Report of Independent Registered Public Accounting Firm** 12

**Exemption Report** 13

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
IUR Securities LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of IUR Securities LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of IUR Securities LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of IUR Securities LLC's management. Our responsibility is to express an opinion on IUR Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IUR Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of IUR Securities LLC's financial statements. The supplemental information is the responsibility of IUR Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as IUR Securities LLC's auditor since 2019.

Celeste, Texas
March 20, 2023

1

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

# IUR Securities LLC

## Statement of Financial Condition
### December 31, 2022

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 285,113 |
| Deposit with clearing broker-dealer | | 10,102 |
| Receivable from clearing broker-dealer | | 8,249 |
| Receivable from member | | 9,046 |
| Receivable from related parties | | 28,364 |
| Prepaid expenses | | 3,094 |
| Computer equipment, net | | 4,209 |
| Total assets | $ | 348,177 |
| | | |
| **Liabilities and Member's Equity** | | |
| Liabilities: | | |
| Accounts payable and accrued liabilities | $ | 2,674 |
| Payable to related party | $ | 22,764 |
| Total liabilities | | 25,438 |
| Member's equity | | 322,739 |
| Total liabilities and member's equity | $ | 348,177 |

*See accompanying notes to financial statements.*

# IUR Securities LLC

## Statement of Operations
## For the Year Ended December 31, 2022

| | | |
|---|---|---:|
| **Revenues** | | |
| Securities commission | $ | 1,331,655 |
| Trading gains and losses | | (177,005) |
| | | |
| **Total Revenues** | | 1,154,650 |
| **Expenses** | | |
| Clearing charges | | 647,568 |
| Professional fees | | 94,941 |
| Occupancy and equipment costs - related party | | 91,033 |
| Management fees - related party | | 190,000 |
| Technology and communications | | 56,699 |
| Regulatory fees and expenses | | 4,124 |
| Other expenses | | 22,097 |
| | | |
| **Total Expenses** | | 1,106,462 |
| | | |
| Net Income | $ | 48,188 |

*See accompanying notes to financial statements.*

# IUR Securities LLC

## Statement of Changes in Member's Equity
## For the Year Ended December 31, 2022

| | | |
|---|---|---:|
| Balance at December 31, 2021 | $ | 274,551 |
| Net Income | | 48,188 |
| Balance at December 31, 2022 | $ | 322,739 |

*See accompanying notes to financial statements.*

# IUR Securities LLC

### Statement of Cash Flows
### For the Year Ended December 31, 2022

| | | |
|---|---|---:|
| **Operating Activities:** | | |
| Net income | $ | 48,188 |
| Adjustments to reconcile net income to net cash used by operating activities: | | |
| Changes in operating assets and liabilities: | | |
|     Increase in receivable from clearing broker-dealer | | (5,833) |
|     Increase in receivable from related parties | | (1,756) |
|     Decrease in prepaid expenses | | 7,388 |
|     Increase in clearing firm deposit | | (101) |
|     Decrease in accounts payable and accrued expenses | | (20,936) |
|     Increase in payable to related party | | 22,764 |
| **Net cash provided by operating activities** | | 49,714 |
| **Investing Activities:** | | |
|     Purchase of computer equipment | | (4,209) |
| Net cash used in investing activities | | (4,209) |
| Increase in cash | | 45,505 |
| Cash, beginning of year | | 239,608 |
| Cash, end of year | $ | 285,113 |

**Supplemental Disclosures of Cash Flow Information:**
  There was no cash paid during the year for interest or income taxes

*See accompanying notes to financial statements.*

# IUR Securities LLC

## Notes to Financial Statements
## December 31, 2022

---

## 1. Organization and Nature of Business

IUR Securities LLC, a Delaware limited liability company (the Firm), was formed in September 2018. The Firm is a registered broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Firm operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Firm does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.  For the Firm's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3.  The Firm does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Firm's operations consist primarily of providing securities brokerage services to both IUR Capital, LLC (IUR Capital), a related party investment advisor, institutional clients located in the United States, and individuals located in the United States.  The Firm's headquarters are in Stanton, IA.

## 2. Summary of Significant Accounting Policies

Use of Estimates – The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies – Statement of income amounts denominated in foreign currencies are translated at rates of exchange as of the transaction date.

Revenue Recognition

*Significant Judgments*

Revenue from contracts includes securities commissions.   The recognition and measurement of revenue is based on the assessment of individual contract terms.   Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Firm's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

*Securities Commissions*

The Firm buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sells transaction, the Firm charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Firm fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Firm believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.   Securities commissions also include interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

Fair Value of Financial Instruments – Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Firm has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities Transactions – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Firm are recorded on a trade date basis.

Income Taxes – The Firm is a limited liability company and has elected to be treated as a corporation for federal income tax purposes.

The Firm is also subject to state income taxes.

### 3. Net Capital Requirements

The Firm is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 8 to 1 during the first year of operations). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Firm has net capital of $278,026 which was $178,026 in excess of its minimum of its required net capital of $100,000. The Firm's net capital ratio was .09 to 1.

### 4. Transactions with Clearing Broker-Dealer

The Firm has a clearing agreement with a national clearing broker-dealer to provide clearing, execution and other related securities services. The agreement requires the Firm to maintain a minimum of $10,000 in a deposit account with the clearing broker-dealer.

### 5. Office Lease

On June 1, 2022, the Firm signed a 12-month lease with the related party for the monthly amount of £6,000. The lease was amended on January 1, 2023, to increase the rent to £7,000. The Firm has elected to apply the short-term lease exception under FASB Topic 842, *Leases* to all leases with a term of one year or less. Previously, the Firm leased office space for a 12-month period from this related party for approximately $5,000 per month. Rental expense for office space totaled $91,033 for the year.

### 6. Related Party Transactions

The Firm, IUR Capital LLC, and IUR Capital, Ltd are under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Effective July 1, 2020, the Firm and IUR Capital Ltd (IURC), a related party, entered into a Management Agreement whereby, IURC agrees to provide a range of management services in exchange for a monthly management fee of $15,000 per month. On December 8, 2022, this agreement was amended increasing the management fee to $25,000 per month effective December 1, 2022. The agreement remains in force until either party submits a notice of termination. Management expense totaled $190,000 for the year ended December 31, 2022.

The Firm has advances due from the sole member and other related parties totaling $9,046 and $28,364 respectively, at December 31, 2022. These advances are non-interest bearing and due on demand. The Firm also has a payable due to a related party totaling $22,764 at December 31, 2022.

During 2022, securities commission earned and clearing charges incurred related to accounts of IUR Capital totaled approximately 77% of total revenue and 74% of clearing charges, respectively.

The Firm leases office space from a related party. See Note 5.

## 7. Contingencies

There are currently no asserted claims or legal proceedings against the Firm, however, the nature of the Firm's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business.  The ultimate outcome of any such action against the Firm could have an adverse impact on the financial condition, results of operations, or cash flows of the Firm.

## 8. Income Taxes

The Firm's current year taxable income was offset by prior years net operating loss carryforwards; therefore, there is no provision for current taxes.  The Firm has a net operating loss carryforward remaining of approximately $76,000 available to offset future taxable income, which can be carried forward indefinitely.   The net operating loss carryforward creates a deferred tax asset of approximately $16,000; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

## 9. Subsequent Events

Management has evaluated subsequent events subsequent to December 31, 2022, and through March 20, 2023, which is the date that the financial statements were available for issuance.  There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2022.

# IUR Securities LLC

## Schedule I – Supplemental Information Pursuant to Rule 17a-5
## December 31, 2022

**Computation of Net Capital**

| | | |
|---|---:|---:|
| Total member's equity qualified for net capital | $ | 322,739 |
| Deductions: | | |
| Receivable from member | | (9,046) |
| Receivable from related parties | | (28,364) |
| Computer equipment, net | | (4,209) |
| Prepaid expenses | | (3,094) |
| Total deductions | | (44,713) |
| Net capital | | 278,026 |

**Computation of Basic Net Capital Requirements**

| | | |
|---|---:|---:|
| Minimum dollar net capital requirement of reporting broker/dealer | $ | 100,000 |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | | 1,696 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ | 100,000 |
| Excess net capital | $ | 178,026 |

**Computation of Aggregate Indebtedness**

| | | |
|---|---:|---:|
| Accounts Payable and accrued expenses | $ | 2,674 |
| Payable to related party | $ | 22,764 |
| Total aggregate indebtedness | $ | 25,438 |
| Ratio of aggregate indebtedness to net capital | | 0.09 to 1 |

**Statement Pursuant to Rule 17a-5(d)(4)**

There were no material differences between the net capital reported in the Company's unaudited Form X-17a-5 as of December 31, 2022 and the Company's audited financial statements as of December 31, 2022.

# IUR Securities LLC

### Schedule II – Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3
### December 31, 2022

---

**Statement Regarding the Reserve Requirements and Possession or Control Requirements**

The Firm operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Firm does not hold customer funds or securities. The Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
IUR Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) IUR Securities LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which IUR Securities LLC claimed the following exemption from 17 C.F.R. §240.15c3-3:(2)(ii) exemption provision and (2) IUR Securities LLC stated that IUR Securities LLC met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

IUR Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IUR Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 20, 2023

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

**IUR**SECURITIES

**IUR Securities LLC**
312A Broad Ave
Stanton, IA
51573, United States
**W:** iursecurities.com
**E:** info@iursecurities.com

## IUR Securities LLC's Exemption Report

IUR Securities LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1.  The Firm claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2) (ii)

2.  The Firm met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)2(ii) throughout the most recent fiscal year without exception.

3.  The Firm is also filing this Exemption Report because the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

IUR Securities LLC

I, Gareth Ryan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct



Gareth Ryan, CEO/COO

March 9, 2023